INVEST IN **FUEGO FINO**

A Women-led Wine & Spirits House Which Has Its Own Eco-friendly Distribution.





fgfino.com Hallandale Beach FL

Technology | Main Street | Alcohol | Female Founder | Cocktails

LEAD INVESTOR

Barbara Bickham Manager At WIF AX, LLC

I am proud to lead the investment in Fuego Fino, Inc. (FgFino). As an advisor to the project, I have seen the tremendous progress they have made, not just in our accelerator program, but personally. I look forward to taking part in their growth. I strongly believe that having a wine and spirits house as a part of our portfolio is a big asset.

Invested $25,000 this round

Learn about Lead Investors

OVERVIEW UPDATES 46 WHAT PEOPLE SAY 59 ASK A QUESTION 11

Highlights

1. ✅ Investors receive Preferred shares convertible up to 8.52% of fully diluted ownership for $434K.
2. 📈 Sales are up 400% year-over-year during the pandemic.
3. 💰 Most recent quarter-over-quarter sales up by 230% as pandemic restrictions are lifted.
4. 🤝 We have purchased land and are launching a project in a Qualified Opportunity Zone.
5. 🌍 We have led the eco charge, and have offset 200,000 lbs. of carbon emissions.
6. 📈 We are developing in-house brands which have larger profit margins.
7. ✅ Key Advisors have 30+ years of experience, positioned at Deutsche Bank & Merrill Lynch.

Our Team



Jessica Contreras Founder/CEO

I brought my grandmother's moonshine operations from a farm in Mexico to a U.S. federally-licensed alcohol importation and distribution company.

> The business was passed down from my grandmother, who was a Mexican Moonshiner.



Kanisha Dennis Chief Marketing Officer

Graduated Suma Cum Laude with Honors from The University of Georgia with a Bachelor of Arts (BA) Advertising and obtained a full scholarship to Boston University where I graduated with a Master's of Science in Advertising.

The Knitty Gritty: We Got It Done!

We Worked More & Spoke Less -- And Got Results





FUEGO FINO
WHAT DID WE
ACCOMPLISH?

WE GAINED CONTROL OVER OUR COMPETITION
"We saw an opening, and we took it."
BUY OUT
We purchased the assets of our former distributor
Fuego Fino Finalizes A Deal To Buyout The Assets Of Its Former Distributor
We added 100+ accounts
And brands in all categories
Expansion
OUR 1/3
As Distributors we can lock-in profit margins
1/3
As a distributor
Part of that bottle now comes to us
1/3 of all sales
2
Investor Presentation 2021

SALES SOARING DURING LOCKDOWNS
"Despite ½ of our customers closed by quarantine, sales boomed!"
HUGE SALES GROWTH DURING QUARANTINE
Year-over-year results
Sales Boomed During Pandemic:
400% Increase
AS RESTRICTIONS LIFT, SALES CONTINUE TO GROW
Current Quarterly Growth
SALES THIS QUARTER SURPASS LAST YEAR:
200% Increase
3
Investor Presentation 2021

FUEGO FINO
WHAT ARE WE GOING
TO DO NEXT?

THE FUTURE IS US
"If given a choice, consumers will choose responsible brands."
WE OFFSET 200,000 lbs. OF EMISSIONS
WE INVESTED BUILDING THE FUTURE OF DELIVERY















We sponsored projects
Which removed
carbon from the
Atmosphere
We are building the future
Solar powered
Distribution
ESG 100%
5
Investor Presentation 2021

The Herstory

WHERE IT ALL BEGAN: WITH MY NANA (GRANDMA)
"My Nana (Grandmother) was a Mexican moonshiner, and from her I learned the ropes."

FUEGO FINO
WHAT'S OUR STORY
OR HERSTORY?

GROWING UP & GROWING THE BRAND:
"Growing up, I traveled throughout Mexico gaining the necessary knowledge and experience to launch a successful Wine & Spirits House."
TEQUILA

SALES: HITTING THE ROAD TO LEARN FIRST-HAND
"After licensing, I imported my first brand and hit the pavement running, learning first-hand how to meet demands of clients."
IMPERIO
MARISCOS & SUSHI

ACCELERATOR: PROUD WIF AX GRADUATE
"I completed the course with honors, lessons, and relationships which will last a lifetime."



